Exhibit 99.(4)(c)(2)

FLEX COVERAGE RIDER

ENDORSEMENT

This endorsement (“Endorsement”) becomes part of, and modifies, the rider to which it is attached (“Rider”). The provision of this Endorsement applies in lieu of any Rider provisions to the contrary and will apply uniformly to all members of the same Class. This Endorsement takes effect on the Policy Date and will remain in effect until the date the Rider ceases to be In Force. Please read it carefully.

The following provision in the Rider is hereby replaced by the following:

Increase in Rider Face Amount –You may apply for an Increase in Rider Face Amount by Written Request. Requests must include Evidence of Insurability and are subject to our approval. A requested increase may require us or you to adjust any future Scheduled Increases. The effective date of the request for Increase in Rider Face Amount will be the first Monthly Payment Date on or next following the date the Written Request is approved by us or any other Monthly Payment Date you request, and we approve. Increases may be allowed more than once per Policy year, however we reserve the right, uniformly to all members of the same Class, to limit increases to one per Policy year.

Signed for Pacific Life Insurance Company,

President & CEO	Secretary

[www.PacificLife.com]                           [(800) 347-7787]